June 15, 2022

VIA EDGAR

Kathryn Jacobson, Senior Staff Accountant

Robert Littlepage, Accountant Branch Chief

Division of Corporation Finance

Office of Technology

United States Securities and Exchange Commission

Washington, D.C. 20549

United States of America

Re: Arqit Quantum Inc.

Form 20-F for the Year Ended September 30, 2021

Filed December 16, 2021

File No. 001-40777

Dear Mr. Littlepage and Ms. Jacobson,

Arqit Quantum Inc., a Cayman Islands corporation (“Arqit,” “we”, “us” or “our”), is submitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 1, 2022 with respect to our financial statements and related disclosures in our Annual Report on Form 20-F for the fiscal year ended September 30, 2021, filed on December 16, 2021 (the “Form 20-F”).

For the convenience of the Staff, we have repeated the Staff’s comment before our response.

Form 20-F for the Year Ended September 30, 2021

Notes to the Financial Statements

1. General information and significant accounting policies

Property, plant and equipment, page F-18

1.	We note that you as lessee have elected not to apply the requirements under IFRS 16 to short-term leases held. Please tell us how you considered the lease provisions and enforceable period to determine such leases' eligibility for the recognition exemption for short-term leases. Pursuant to IFRS16.59, please provide qualitative and quantitative information about your data center leases (page 13), which are key to the commercialization of your products, to enable your financial statement users to assess the effect that leases have on your financial position, financial performance and cash flows. Additionally, refer to paragraphs 8, 53(c) and (g), 54 and 55 of IFRS 16 for required disclosures regarding short-term leases.

Response

During the year ended September 30, 2021, Arqit leased space in several data centers to host its infrastructure hardware. The key provisions of each of these leases that are relevant to the application of IFRS 16 are (i) the initial term was 12 months, and (ii) at the end of the initial term, renewal for a further 12 months is subject to a 90-day non-renewal notice period. In addition, the hardware we have installed in these data centers can be uninstalled and moved to another location relatively easily.

There is therefore no practical obstacle to our termination of a data center lease at the end of a term, or otherwise.

IFRS 16 Appendix A defines a short-term lease as:

•	a lease that, at the commencement date, has a lease term of 12 months or less.

The data center leases therefore qualify as short-term leases within IFRS 16. The consequence of this qualification is that Arqit may elect not to apply certain requirements of IFRS as set out in section 5:

•	5 - A lessee may elect not to apply the requirements in paragraphs 22–49 to:
(a)	short-term leases.

Arqit’s total data center lease expense for the fiscal year ended September 30, 2021 was $38,273, which represented 0.3% of the $14.6 million of administrative expenses for the same period. As at September 30, 2021, the Company had commitments for short-term leases of $25,933. Arqit had no data center lease expense or commitments for short-term leases for the year ended September 30, 2020. Although (as described in the risk factors in the Form 20-F) we are reliant upon data centers in order to commercialize our products, our data center lease expense is not currently material in terms of impact on our financial position, financial performance or cash flows. Because the data center expenses are immaterial, after consultation with our independent auditor, we determined that under IFRS, such expenses did not warrant disclosure in the Form 20-F.

We will continue to monitor our data center arrangements and expenses as we expand the deployment of our hardware infrastructure. Our current expectation is that additional data center leases in the near term will continue to qualify as short-term leases under IFRS 16, however as we expand our business, these costs in the aggregate may become material. To the extent we determine in future periods that our data center lease expenses are material, we will apply the relevant disclosure requirements of IFRS 16.

If you have any questions regarding the foregoing responses, or require additional information, please do not hesitate to contact me at +44 20 3917 0155.

Yours sincerely,

/s/ Nick Pointon

Nick Pointon

Chief Financial Officer